UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             EarthLink Network, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    270322100
                                ----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                          ----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 23, 1998
                           -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 2 of 13 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 945,466
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   945,466
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            945,466

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    7.84%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 3 of 13 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 945,466
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   945,466
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            945,466

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    7.84%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 4 of 13 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 945,466
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   945,466
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            945,466

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    7.84%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 5 of 13 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 945,466
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   945,466
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            945,466

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    7.84%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 6 of 13 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 150,089
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  945,466
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   150,089
    With
                           10       Shared Dispositive Power
                                            945,466

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,095,555

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    9.06%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 7 of 13 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  945,466
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            945,466

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            945,466

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    7.84%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 5 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of EarthLink Network, Inc. (the "Issuer"). This Amendment No. 5 supplementally amends the initial statement on
Schedule 13D dated February 3, 1997 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 5 is being filed by the Reporting Persons to report that as a result of the recent disposition of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Quantum Industrial Partners LDC ("QIP");

          ii)  QIH Management Investor, L.P. ("QIHMI");

          iii) QIH Management, Inc. ("QIH Management");

          iv)  Soros Fund Management LLC ("SFM LLC");

          v)   Mr. George Soros ("Mr. Soros");

          vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

               This Statement relates to the Shares held for the accounts of QIP and Mr. Soros.

Updated information concerning the Managing Directors of SFM LLC is set forth in Annex A hereto and incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer.

                    (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 945,466 Shares (approximately 7.84% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for the account of QIP). This number includes 878,766 Shares and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                         (ii) Mr.  Soros may be deemed the  beneficial  owner of
1,095,555 Shares (approximately 9.06% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for his personal account and the account of QIP). This number includes (A) 126,489 Shares and 23,600 Shares issuable upon the exercise of 23,600 currently exercisable warrants held directly for his personal account and (B) 878,766
Shares and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                    (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 945,466 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                         (ii) Each  of Mr.  Soros  and Mr.  Druckenmiller,  as a
result of their positions with SFM LLC, may be deemed to have shared power to direct the voting and disposition of the 945,466 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                         (iii)Mr.  Soros has the sole power to vote and  dispose
of the 150,089 Shares held for his personal account (assuming the exercise of all of the warrants held for his personal account).

                    (c) Except for the disposition of 336,200 Shares and 52,480 Shares from the accounts of QIP and Mr. Soros respectively, in a secondary offering to the public at a net price of $57.00 per Share on June 23, 1998, there have been no transactions effected with respect to the Shares since June 15, 1998 (the date of filing of the last Statement on Schedule 13D) by any of the Reporting Persons.

                    (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                         (ii) Mr. Soros has the sole right to participate in the
receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

                    (e) Not applicable.

                    Each  of  QIP,  QIHMI,  QIH  Management,  SFM  LLC  and  Mr.
Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the account of Mr. Soros.

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 26, 1998

                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its General Partner

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                       Number of Shares
                                                       ----------------
Scott K. H. Bessent
Walter Burlock
Brian J. Corvese
L. Kevin Dann
Jeffrey L. Feinberg
Arminio Fraga
Gary Gladstein.............................................. 1,548/1/
Ron Hiram
Robert K. Jermain
David N. Kowitz
Alexander C. McAree
Paul McNulty.................................................. 309/2/
Gabriel S. Nechamkin
Steven Okin
Dale Precoda
Lief D. Rosenblatt
Frank Sica
Mark D. Sonnino
Filiberto H. Verticelli
Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

          (b) All of the Shares reported above were acquired for investment purposes.

          (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii)



--------
/1/ Includes 548 Shares held for the account of the Gladstein Family Foundation of which Mr. Gladstein serves as trustee.
/2/       This number includes 259 Shares and 50 currently exercisable warrants.

          except for the transactions set forth below, has not effected any transactions in the Shares since June 15, 1998 (the date of filing of the last statement on Schedule 13D).


                                        Date of             Nature of           Number              Price
For the Account of                    Transaction          Transaction         of Shares          Per Share
------------------                    -----------          -----------         ---------          ---------

Paul McNulty                          6/23/98              SELL/3/             120                $57.00




          (d) Except as set forth in the Initial Statement and for the Subscription Agreement, which is incorporated herein by reference, none of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

          An aggregate of 26,720 Shares and 5,000 Warrants are held in five separate irrevocable trusts for the children of Mr. Soros, one of the trustees of which is Mr. Gary Gladstein. The Reporting Persons disclaim beneficial ownership of any shares held in the aforementioned trusts for the benefit of the children of Mr. Soros.

--------
/3/       Shares sold in a secondary offering to the public.